SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 13)

GEMSTAR – TV GUIDE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

36866W 10 6

(CUSIP Number)

Lawrence A. Jacobs, Esq.

News Corporation

1211 Avenue of the Americas

New York, New York 10036

(212) 852-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS News Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 174,931,474
8 SHARED VOTING POWER See Item 5(b)
9 SOLE DISPOSITIVE POWER 174,931,474
10 SHARED DISPOSITIVE POWER See Item 5(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,931,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 40.8%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fox Television Stations, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number Of Shares Beneficially Owned By Each Reporting Person	7 SOLE VOTING POWER 174,931,474
8 SHARED VOTING POWER See Item 5(b)
9 SOLE DISPOSITIVE POWER 174,931,474
10 SHARED DISPOSITIVE POWER See Item 5(b)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,931,474
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 40.8%
14	TYPE OF REPORTING PERSON CO

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No.13)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

GEMSTAR—TV GUIDE INTERNATIONAL, INC.

Introductory Statement

This Amendment No. 13 to the Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (“Common Stock”), of Gemstar—TV Guide International, Inc., a Delaware corporation (the “Issuer”). This Amendment amends and supplements (i) the Statement originally filed on July 24, 2000 with the Securities and Exchange Commission (the “Commission”) by The News Corporation Limited (“TNCL”), K. Rupert Murdoch and Sky Global Holdings, Inc. (formerly named Sky Global Networks, Inc.) (“SGH”), (ii) Amendment No. 1 to the Statement filed on October 10, 2000 with the Commission by TNCL, K. Rupert Murdoch and SGH, (iii) Amendment No. 2 to the Statement filed on May 17, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and News Publishing Australia Limited (“NPAL”), (iv) Amendment No. 3 to the Statement filed on December 7, 2001 with the Commission by TNCL, K. Rupert Murdoch, SGH and NPAL (collectively, the “News Entities”), (v) Amendment No. 4 to the Statement filed on August 14, 2002 with the Commission by the News Entities, (vi) Amendment No. 5 to the Statement filed on October 10, 2002 with the Commission by the News Entities, (vii) Amendment No. 6 to the Statement filed on November 12, 2002 with the Commission by the News Entities, (viii) Amendment No. 7 to the Statement filed on April 21, 2003 with the Commission by the News Entities, (ix) Amendment No. 8 to the Statement filed on May 23, 2003 with the Commission by the News Entities, (x) Amendment No. 9 to the Statement filed on November 12, 2004 with the Commission by News Corporation, TVGH Holdco, Inc., LTVSG Holdco, Inc. (“LTVSG”), and LTVGIA Holdco, Inc. (“LTVGIA”), (xi) Amendment No. 10 to the Statement filed on April 18, 2007 with the Commission by News Corporation and TVGH, (xii) Amendment No. 11 to the Statement filed on June 29, 2007 with the Commission by News Corporation and Fox Television Stations, Inc. (“FTS”), and (xiii) Amendment No.12 to the Statement filed on July 10, 2007 with the Commission by News Corporation and FTS (collectively, the “Prior Filings” and collectively with this Amendment No. 13, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings.

This Statement is filed in connection with the entry by News Corporation into a Voting and Support Agreement, dated as of December 7, 2007, by and among News Corporation, Saturn Holdings Corp (“Holdings”) and Macrovision Corporation, a Delaware Corporation (“Macrovision”), (the “Voting Agreement”).

Item 4. Purpose of Transaction.

Item 4 is amended and restated to read in its entirety as follows:

The Issuer has entered into an Agreement and Plan of Mergers, dated as of December 6, 2007 (the “Merger Agreement”), by and among Macrovision, Holdings, Galaxy Merger Sub, Inc., and Mars Merger Sub Inc., pursuant to which Mars Merger Sub, Inc. will merge with and into Macrovision with Macrovision as the surviving corporation and Galaxy Merger Sub will merge with and into the Issuer with the Issuer as the surviving corporation, with the result that Macrovision and the Issuer will become wholly owned subsidiaries of Holdings (the “Mergers”). The Holdings board of directors will be comprised of four (4) individuals designated by Macrovision and three (3) individuals designated by the Issuer and acceptable to Macrovision.

In connection with the Mergers, News Corporation entered into the Voting Agreement. The Voting Agreement provides that News Corporation will vote its shares of the Issuer in favor of the adoption of the Merger Agreement and against any action that would result in a breach of the Merger Agreement or the Voting Agreement. The Voting Agreement terminates if any change or amendment is made to the Merger Agreement that materially and adversely affects News Corporation’s interest in its shares of the Issuer, or if the board of directors of the Issuer changes its recommendation to stockholders to vote for the adoption of the Merger Agreement.

The foregoing descriptions of the Merger Agreement and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Voting Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. A copy of the Merger Agreement, listed as Exhibit 2 hereto, is incorporated by reference to the Current Report on Form 8-K, filed by the Issuer on December 7, 2007.

Other than as set forth or contemplated herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the events or circumstances enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated to read in its entirety as follows:

(a)	News Corporation beneficially owns 174,931,474 shares of Common Stock, constituting approximately 40.8% of the total number of outstanding shares of Common Stock of the Issuer. The share percentages are calculated based on shares of common stock of the Issuer outstanding as of October 26, 2007. News Corporation is a Delaware company with fifteen directors.

FTS beneficially owns 174,931,474 shares of Common Stock, constituting approximately 40.8% of the total number of outstanding shares of Common Stock of the Issuer. FTS, is a Delaware corporation with six directors

To the Reporting Persons’ knowledge, based solely on information contained in the Issuer’s public filings, as of December 10, 2007, Macrovision does not beneficially own any Common Stock of the Issuer.

(b)	As a result of the Voting Agreement, the Reporting Persons and Macrovision may be deemed to constitute a “group” under Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. Except as otherwise may be described above, the Reporting Persons have the sole power to vote and dispose of all shares of the Issuer beneficially owned by each of them and to which this Statement relates.

(c)	Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated to read in its entirety as follows:

Item 4 of this Statement is incorporated herein by reference.

Macrovision has assumed the Issuer’s obligation set forth in the Stockholders’ Agreement, by and among TNCL, Liberty Media Corporation, Henry Yuen and the Issuer, dated October 4, 1999, as amended (“Stockholders’ Agreement”), to register the resale of the News Corporation shares. Macrovision has agreed to work with News Corporation following the transaction to enable News Corporation to register its shares and dispose of them expeditiously through a shelf registration statement. In consideration of then current market conditions, News Corporation may determine to demand that Macrovision conduct underwritten offerings of its shares under the shelf registration statement or otherwise as provided in the Stockholders Agreement.

Except as set forth in this Statement, no transactions have been effected by the Reporting Persons during the past 60 days.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1	Voting and Support Agreement, dated as of December 7, 2007, by and among News Corporation, Saturn Holdings Corp and Macrovision Corporation.

2	Agreement and Plan of Mergers, dated as of December 6, 2007, by and among Gemstar-TV Guide International, Inc., Macrovision, Holdings, Galaxy Merger Sub, Inc., and Mars Merger Sub Inc., incorporated herein by reference to the Current Report on Form 8-K, filed by Gemstar-TV Guide International, Inc. on December 7, 2007.

3	Acknowledgement Letter, dated as of December 6, 2007, by and among News Corporation and Microvision Corporation,

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2007

NEWS CORPORATION

	By:	/s/ Lawrence A. Jacobs
	Name:	Lawrence A. Jacobs
	Title:	Senior Executive Vice President and Group
General Counsel

Dated: December 10, 2007

FOX TELEVISION STATIONS, INC.

	By:	/s/ Lawrence A. Jacobs
	Name:	Lawrence A. Jacobs
	Title:	Senior Executive Vice President

SCHEDULE I

Schedule I is hereby amended and restated to read in its entirety as follows:

The name, business address and present principal occupation or employment of each of the executive officers and directors of the Reporting Persons:

NEWS CORPORATION

José María Aznar (1)

President, FAES – Foundation for Social Studies & Analysis

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Barnes

Chairman, Ansell Limited

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Peter Chernin

Director, President and Chief Operating Officer, News Corporation

News Corporation

1211 Avenue of the Americas

New York, NY 10036

Ken Cowley(2)

Chairman, R,M. Williams Holdings Limited

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

David F. DeVoe

Director, Sr. Exec. Vice President and Chief Financial Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Viet Dinh

Professor of Law, Georgetown University Law Center

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Sir Roderick Eddington(3)

Chairman for Australia and New Zealand, JPMorgan Chase Bank N.A.

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Andrew Knight(4) UK

Director, Rothschild Investment Trust Capital Partners plc

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

James Murdoch

Director, Chairman and Chief Executive, Europe and Asia, News Corporation

1211 Avenue of the Americas

New York, NY 10036

K. Rupert Murdoch

Director, Chairman and Chief Executive Officer, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lachlan Murdoch

Chief Executive, Illyria Pty Ltd

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Roderick Paige

Chairman, Chartwell Education Group, LLC

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Thomas J. Perkins

Partner, Kleiner Perkins Caufield & Byers

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Arthur M. Siskind

Director, Senior Advisor to the Chairman, News Corporation

1211 Avenue of the Americas

New York, NY 10036

John L. Thornton

Professor and Director of Global Leadership, Tsinghua University of Beijing

Director, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Roger Ailes

Chairman and Chief Executive Officer of FOX News Channel and FOX Business Network, News Corporation

Chairman of Fox Television Stations and Twentieth Television, News Corporation

1211 Avenue of the Americas

New York, NY 10036

Lawrence A. Jacobs

Senior Executive Vice President and Group General Counsel, News Corporation

1211 Avenue of the Americas

New York, NY 10036

1	Citizen of Spain
2	Citizen of Australia
3	Citizen of Australia
4	Citizen of the United Kingdom

FOX TELEVISION STATIONS, INC.

Roger Ailes

Director and Chief Executive Officer and Chairman

1211 Avenue of the Americas

New York, NY 10036

K. Rupert Murdoch

Director

1211 Avenue of the Americas

New York, NY 10036

David F. DeVoe

Director

1211 Avenue of the Americas

New York, NY 10036

Jack Abernathy

President

1211 Avenue of the Americas

New York, NY 10036

Lawrence A. Jacobs

Senior Executive Vice President and Secretary

1211 Avenue of the Americas

New York, NY 10036

Elisabeth Swanson

Chief Financial Officer and Executive Vice President

1211 Avenue of the Americas

New York, NY 10036

David E. Miller

Treasurer

1211 Avenue of the Americas

New York, NY 10036